May 6, 2013

Via Overnight Delivery

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Amazon.com, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed January 30, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2013

File No. 000-22513

Dear Ms. Ransom:

On behalf of Amazon.com, Inc., this responds to your letter of April 24, 2013, regarding our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) and our Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Shareholders (the “2013 Proxy Statement”). Each of your comments is set forth below, followed by our response.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion & Analysis . . . , page 18

1. We note that during 2012, net sales from your International segment accounted for 43% of your consolidated revenues, and that you “expect the International segment will represent 50% or more of consolidated net sales” on page 25. In this regard, we note from the table on page 72 that for the year ended December 31, 2012 net sales attributed to Germany were approximately $8.7 billion, to Japan were approximately $7.8 billion and to the United Kingdom were approximately $6.5 billion. For future filings, to the extent applicable, please state any material revenues from external customers attributed to any individual foreign country. Please refer to Item 101(d)(1)(i)(C) of Regulation S-K.

Response

Pursuant to Item 101(d)(1)(i)(C) of Regulation S-K, in Item 1, “Business” of the 2012 10-K, we include a cross-reference to the net sales attributed to foreign countries disclosure in Item 8, “Financial Statements and Supplementary Data — Note 12 – Segment Information.” In future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, we will include a similar cross-reference in Item 7, “Management’s Discussion and Analysis – Results of Operations – Net Sales.”

Definitive Proxy Statement on Schedule 14A filed April 12, 2013

Compensation Discussion & Analysis, page 15

2. We note that stock awards were issued during 2012 but your proxy statement does not include a Grants of Plan-Based Awards table. Please tell us why you did not include this table. Please refer to Item 402(d) of Regulation S-K.

Response

The Company has filed a DEFA 14A setting forth the Grants of Plan-Based Awards Table for Fiscal 2012, which was inadvertently omitted from the 2013 Proxy Statement. We note that information regarding the number of shares, grant date fair value and vesting schedule of the stock awards as set forth in the Grants of Plan-Based Awards Table is included in the “Compensation Discussion and Analysis,” “2012 Summary Compensation Table,” and “Outstanding Equity Awards at 2012 Fiscal Year End” in the 2013 Proxy Statement.

Conclusion

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com, by phone at (206) 266-5598 or by fax at (206) 266-7010.

Very truly yours,

/s/ Shelley Reynolds
Shelley Reynolds
Vice President, Worldwide Controller and
Principal Accounting Officer
Amazon.com, Inc.

cc:	Jennifer López, Staff Attorney

Division of Corporation Finance

Dietrich King, Legal Branch Chief

Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos

President and Chief Executive Officer

Amazon.com, Inc.

Anthony J. Galbato

Vice President, Human Resources

Amazon.com, Inc.

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Amazon.com, Inc.

David Zapolsky

Vice President, General Counsel and Secretary

Amazon.com, Inc.

Kathleen Smith

Partner

Ernst & Young LLP

Ronald O. Mueller

Partner

Gibson, Dunn & Crutcher LLP

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